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Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
Computation of Earnings:
Pre-tax income (loss)	$2,059,569	$1,386,399	$1,652,243	$1,185,030	$571,023
Fixed charges	161,119	109,093	76,776	74,155	70,786

Total earnings	$2,220,688	$1,495,492	$1,729,019	$1,259,185	$641,809

Computation of Fixed Charges:
Interest expense	$72,855	$34,123	$7,988	$7,516	$3,030
Estimate of interest within rental expense	88,264	74,970	68,788	66,639	67,756

Total fixed charges	$161,119	$109,093	$76,776	$74,155	$70,786

Ratio of Earnings to Fixed Charges	13.78x	13.71x	22.52x	16.98x	9.07x

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  Exhibit 12.1